11016695

7/a,
3/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 23 2011 WASH. D.C. 211 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52342 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **USA Financial Securities Corporation**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No. and Street)

Ada (City) MI (State) 49301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Enders (800) 530-9872
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE, Suite 2A (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

David L. Conklin
Notary Public
Kent County, Michigan
My Commission Expires 09/07/20 12

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**USA FINANCIAL SECURITIES CORPORATION**

**FINANCIAL STATEMENTS**

## CONTENTS

**DECEMBER 31, 2010 AND 2009**

# USA FINANCIAL SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## FOR YEARS ENDED
## DECEMBER 31, 2010 AND 2009

EHTC

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Michael T. Tamm CPA, Emeritus
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA
Cody E. Pike MST

# INDEPENDENT AUDITOR'S REPORT

February 10, 2011

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2010 and 2009, and the related statements of income (loss), changes in stockholders' equity, and changes in financial condition for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standard Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 Part III and the supplementary schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

## USA FINANCIAL SECURITIES CORPORATION

## STATEMENTS OF FINANCIAL CONDITION

| ASSETS | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Cash | $ 764,097 | $ 620,923 |
| Receivables: | | |
| Commissions | 519,695 | 257,870 |
| Related parties | 51,921 | 44,459 |
| Representatives | 33,912 | 29,649 |
| Prepaid expenses | 229,541 | 232,155 |
| Office furniture and equipment, at cost, less accumulated depreciation of $45,648 and $53,506, respectively | 4,346 | 3,566 |
| Software net of of accumulated amortization of $59,711and $47,773, respectively | 7,650 | 20,945 |
| Clearing deposit - Pershing | 25,000 | 25,000 |
| Operational accounts - Pershing | 17,092 | 41,955 |
| CRD daily account | 3,644 | 3,840 |
| Deferred income tax | 548 | - |
| **TOTAL ASSETS** | $ 1,657,446 | $ 1,280,362 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2010 | 2009 |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable: | | |
| Representatives | $ 515,357 | $ 243,517 |
| Related party | 29,217 | 32,406 |
| Trade | 28,062 | 7,321 |
| Accrued expenses: | | |
| Leased employees - related party | 43,639 | 34,925 |
| Other | 24,000 | - |
| State taxes payable | 5,984 | 14,184 |
| Wages and salaries | - | 922 |
| Subordinated dividend payable | 21,036 | 311,154 |
| Note payable | 98,588 | 103,848 |
| Operational accounts - Pershing | 396 | - |
| Representative errors and omissions insurance deposits | 54,724 | 43,368 |
| Deferred income tax | 3,293 | 3,717 |
| **Total Liabilities** | 824,296 | 795,362 |
| **STOCKHOLDERS' EQUITY:** | | |
| Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000 | 200,000 | 200,000 |
| Paid-in capital | 485,000 | 285,000 |
| Retained earnings | 148,150 | - |
| **Total Stockholders' Equity** | 833,150 | 485,000 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 1,657,446 | $ 1,280,362 |

See Independent Auditor's Report
See notes to financial statements

## USA FINANCIAL SECURITIES CORPORATION

### STATEMENTS OF INCOME (LOSS)

| | For year ended December 31, | | | |
|---|---|---|---|---|
| | 2010 | | 2009 | |
| **REVENUES:** | | | | |
| Investment company revenue | $ 361,288 | 3.91 % | $ 284,246 | 3.75 % |
| Fees for account supervision | 3,156,859 | 34.13 | 2,173,061 | 28.64 |
| Other revenue | 5,731,435 | 61.96 | 5,130,076 | 67.61 |
| **Total Revenues** | 9,249,582 | 100.00 | 7,587,383 | 100.00 |
| **EXPENSES:** | | | | |
| Salaries and other employment costs for officers | 246,727 | 2.67 | 223,999 | 2.95 |
| Other employment compensation and benefits | 908,626 | 9.82 | 926,004 | 12.20 |
| Interest expense | 4,502 | 0.05 | 6,620 | 0.09 |
| Regulatory fees and expenses | 125,361 | 1.36 | 104,851 | 1.38 |
| Other expenses | 7,685,944 | 83.10 | 6,075,760 | 80.08 |
| **Total Expenses** | 8,971,160 | 97.00 | 7,337,234 | 96.70 |
| **Income (Loss) Before Income Taxes** | 278,422 | 3.00 | 250,149 | 3.30 |
| **INCOME TAXES** | 15,843 | 0.17 | 43,742 | 0.58 |
| **NET INCOME (LOSS)** | $ 262,579 | 2.83 % | $ 206,407 | 2.72 % |

See Independent Auditor's Report
See notes to financial statements

## USA FINANCIAL SECURITIES CORPORATION

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Paid-in | Retained | Total Stockholders' |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| **Balance at January 1, 2009** | 12,000 | $ 200,000 | $ 285,000 | $ 143,121 | $ 628,121 |
| **Dividends** | | | | (349,528) | (349,528) |
| **Net income** | - | - | - | 206,407 | 206,407 |
| **Balance at December 31, 2009** | 12,000 | 200,000 | 285,000 | - | 485,000 |
| **Additional paid in capital** | | | 200,000 | - | 200,000 |
| **Dividends** | | | | (114,429) | (114,429) |
| **Net income** | - | - | - | 262,579 | 262,579 |
| **Balance at December 31, 2010** | 12,000 | $ 200,000 | $ 485,000 | $ 148,150 | $ 833,150 |

See Independent Auditor's Report
See notes to financial statements

## USA FINANCIAL SECURITIES CORPORATION

## STATEMENTS OF CHANGES IN FINANCIAL CONDITION

| | For year ended December 31, 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income (loss) | $ 262,579 | $ 206,407 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Deferred income taxes (benefit) | (972) | 9,003 |
| Depreciation and amortization expense | 14,561 | 21,081 |
| (Gain) loss on sale of disposal of assets | - | 470 |
| (Increase) decrease in: | | |
| Receivables | (273,550) | (94,278) |
| Prepaid expenses | 2,614 | (2,649) |
| Operational accounts | 24,863 | (24,043) |
| CRD Daily account | 196 | 3,471 |
| Increase (decrease) in: | | |
| Accounts payable | 289,392 | 40,084 |
| Accrued expenses | 23,592 | 12,277 |
| Other liabilities | 11,752 | (10,962) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 355,027 | 160,861 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of equipment and furniture | (2,046) | - |
| **NET CASH USED BY INVESTING ACTIVITIES** | (2,046) | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from note payable | 159,285 | 163,590 |
| Payments on note payable | (164,545) | (165,582) |
| Proceeds from additional paid in capital | 200,000 | - |
| Dividends paid | (404,547) | (38,374) |
| **NET CASH USED BY FINANCING ACTIVITIES** | (209,807) | (40,366) |
| **INCREASE IN CASH** | 143,174 | 120,495 |
| **CASH, Beginning of Year** | 620,923 | 500,428 |
| **CASH, End of Year** | $ 764,097 | $ 620,923 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Operating Activities Include Cash Payments For: | | |
| Interest | $ 4,502 | $ 6,620 |
| Income Taxes | $ 25,015 | $ 20,555 |
| Non-cash Financing Transactions: | | |
| Subordinated dividend payable | $ 21,036 | $ 311,154 |

See Independent Auditor's Report
See notes to financial statements

## 1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

### COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

### CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2010 and 2009.

### ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are included in the allowance for losses on accounts receivable, along with a general reserve. Such losses have historically been within management's expectations. Although management believes no allowance for losses is necessary based on management's knowledge of current events and actions it may undertake in the future, the allowance may ultimately differ from actual results.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

### SOFTWARE

Software is being amortized over three years using the straight line method.

### ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

### PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2010 and 2009.

### INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

The Company is subject to the Michigan Business Tax (MBT), which is considered an income tax. Income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences, operating losses and income tax credit carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effect of changes in income tax laws and rate on the date of enactment.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for years before 2006 and state tax examinations for years before 2005.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### INCOME TAXES (CONTINUED)

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2010 and 2009, the Company accrued interest or penalties relating to unrecognized tax benefits in the amount of $0 for each year.

### MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### RELATED PARTIES

As of January 1, 2010, the Company became a wholly-owned subsidiary of USA Financial Holding Corporation. The Company has transactions with their Parent Company and also with other subsidiaries of USA Financial Holding Corporation: USA Financial Team Corporation, USA Financial Distribution Corporation, Portformulas Investing Corporation, and Plug-N-Run Corporation. In addition, the Company also has transactions with another related party, Get2W, LLC.

### OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk.

## 3. CASH

Substantially all cash is on deposit with three financial institutions. At various times during the year, the Company's cash in bank balances exceeds the Federally Insured limits. At December 31, 2010, the Company bank balance totaled $781,285, of which none was uninsured by the Federal Deposit Insurance Corporation (FDIC).

## 4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

## 5. ADVERTISING COSTS

Advertising expense charged to operations totaled $2,552 and $5,193 for the years ended December 31, 2010 and 2009, respectively.

## 6. SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2010 and 2009, was $13,294 and $18,726 respectively. Estimated aggregate amortization expense for the next calendar year is as follows:

| | | |
|---|---|---|
| For the year ending December 31: | 2011 | $ 7,650 |

## 7. NOTE PAYABLE

The Company has an unsecured note payable to finance its errors and omissions insurance. The note requires monthly payments of $14,350 including interest at 5.64% and matures in August 2011.

## 8. INCOME TAXES

Provision (benefit) for income taxes consists of the following:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Current : | | |
| Michigan | $ 14,850 | $ 27,675 |
| Other states | 1,965 | 7,064 |
| Deferred: | | |
| Michigan | (972) | 9,003 |
| | $ 15,843 | $ 43,742 |

Temporary differences giving rise to the deferred tax asset (liability) consists primarily of prepaid expenses and a net operating loss accounted for differently for financial reporting and tax purposes.

Net deferred income tax amounts consist of the following components:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Deferred Income Tax assets (liabilities) | $ (2,745) | $ (3,717) |

The Company's effective income tax rate is higher than what would be expected because it is an S corporation which does not pay federal corporate income taxes. However, the Company is subject to the MBT. The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis. The Company has an MBT deduction of $114,031 that cannot be utilized until 2015 and expires in 2030.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $447,020 which was $392,067 in excess of the required net capital of $54,953, and the Company's aggregate indebtedness to net capital ratio was 1.84 to 1. At December 31, 2009, the Company had net capital of $113,781 which was $60,757 in excess of the required net capital of $53,024, and the Company's aggregate indebtedness to net capital ratio was 6.99 to 1.

## 10. SUBORDINATED DIVIDEND PAYABLE

On December 31, 2010 and 2009, a dividend was declared by the Corporation amounting to $21,036 and $311,154, respectively. The subordinated dividend payable will not be paid unless all of the following conditions are met: (a) The claims of the stockholder payment dividends will be subordinated to all other claims against and obligations of the Company, whether secured or unsecured, and whether now existing or arising before the actual payment of the dividend payable, (b) The payments of the dividend payable will remain subject to the provisions of Section 345 of the Michigan Business Corporation Act, and (c) The payment will not occur if the payment would result in a violation of SEC Rule 15c3-1(e), *Limitation on Withdrawal of Equity Capital.* The Company paid the dividend declared in 2009 during 2010.

## 11. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from Get2W, LLC. A total of $120,000 and $108,000 was charged to expense under this agreement during the years ended December 31, 2010 and 2009, respectively.

Additionally, the Company reimburses USA Financial Distribution Corporation on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $29,217 and $32,406 at December 31, 2010 and 2009, respectively. Total expenses reimbursed for the year ended December 31, 2010 and 2009 were $314,766 and $244,114 respectively.

The Company reimburses USA Financial Holding Corporation (Parent Company) on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $0 for each year ended December 31, 2010 and 2009. Total expenses reimbursed for the year ended December 31, 2010 and 2009 was $18,021 and $0, respectively. In addition to reimbursed expenses, the Company paid Parent Company $3,000 and $0 in management fees for the years ended December 31, 2010 and 2009, respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team Corporation. These related representatives generated $15,762 and $8,367 in revenue during the years ended December 31, 2010 and 2009, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $669 and $0 for the years ended December 31, 2010 and 2009, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

| | For year ended December 31, | |
|---|---|---|
| | 2010 | 2009 |
| Related representative commission expense | $ 12,585 | $ 6,702 |

## 11. RELATED PARTY TRANSACTIONS (CONTINUED)

Of the total charged to commission expense, there was $535 and $0 due to these representatives at December 31, 2010 and 2009, respectively.

The Company has a revenue sharing agreement with USA Financial Distribution Corporation. The revenue sharing agreement generated $659,666 and $699,967 of the Company's revenues for the years ended December 31, 2010 and 2009, respectively.

The Company engages in business with Portformulas Investing Corporation. The revenue generated from this business totaled $1,181,784 and $918,099 of the Company's revenues for the year ended December 31, 2010 and 2009, respectively.

The Company leases the majority of its employees from USA Financial Team Corporation. The payments made to this Company are for payroll related expenses, a management fee, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2010 and 2009 were $1,114,196 and $1,114,304, respectively. The unpaid portion of these expenses included in accounts payable at year end was $0 for each of the years ended December 31, 2010 and 2009. Accrued leased employee expense totaled $43,639 and $34,925 at December 31, 2010 and 2009, respectively.

## 12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 10, 2011, the date the financial statements were available to be issued.

## 13. CONTINGENCIES

The Company is involved in certain legal actions arising in the ordinary course of business. Management believes, based on the advice of legal counsel, that such litigation and claims will be resolved without a material effect on the Company's financial position.

**USA FINANCIAL SECURITIES CORPORATION**
**SCHEDULE I -**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

**AS OF DECEMBER 31, 2010**

| | | |
|---|---|---|
| **NET CAPITAL:** | | |
| Total stockholders' equity | | $ 833,150 |
| Total capital qualified for net capital | | 833,150 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivables: | | |
| Non-allowable commissions | $ 54,568 | |
| Related party | 51,921 | |
| Representatives | 33,912 | |
| Prepaid expenses | 229,541 | |
| Office furniture and equipment, net of accumulated depreciation | 4,346 | |
| Software, net of accumulated amortization | 7,650 | |
| Deferred income tax | 548 | |
| CRD daily account | 3,644 | 386,130 |
| **TOTAL NET CAPITAL** | | $ 447,020 |
| **AGGREGATE INDEBTEDNESS:** | | |
| Items included in statement of financial condition: | | |
| Accounts payable | | $ 572,636 |
| Accrued expenses: | | |
| Leased employees - related party | | 43,639 |
| Other | | 24,000 |
| Wages and salaries | | 5,984 |
| Subordinated dividend payable | | 21,036 |
| Note payable | | 98,588 |
| Operational accounts - Pershing | | 396 |
| Representative errors and omissions insurance deposits | | 54,724 |
| Deferred income tax | | 3,293 |
| **TOTAL AGGREGATE INDEBTEDNESS** | | $ 824,296 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | | |
| Net capital requirement | | $ 50,000 |
| Minimum net capital required | | $ 54,953 |
| Excess net capital at 1,500 percent | | $ 392,067 |
| Excess net capital at 1,000 percent | | $ 364,590 |
| Ratio: Aggregate indebtedness to net capital | | 1.84 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.**

EHTC Business Strategists
Certified Public Accountants
Echelbarger, Himebaugh, Tamm & Co., P.C.

Dennis M. Echelbarger CPA/CFF
Michael T. Tamm CPA, Emeritus
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA
Cody E. Pike MST

**SCHEDULE III –**
**INDEPENDENT AUDITOR'S REPORT ON**
**INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)**
**FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3**

February 10, 2011

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (Company), as of and for the years ended December 31, 2010 and 2009 in accordance with generally accepted auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System


5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control over financial reporting, such there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.